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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                                (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c)
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)



                             ANDERSEN GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    033501107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Rachel Belash
                             46 Comina Costadino
                          Santa Fe, New Mexico 87508

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
                  Tannenbaum Helpern Syracuse & Hirschtritt
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700

                                October 12, 2001
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1-(b)
        [X] Rule 13d-1-(c)
        [ ] Rule 13d-1-(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.



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CUSIP No. 033501107                    13G                     Page 2 of 6 Pages
-------------------                                            -----------------

1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

Rachel Belash
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [ ]
           (b) [ ]

3.    SEC Use Only
                    ------------------------------------------------------------

4.    Citizenship or Place of Organization:  USA
                                            ------------------------------------

      Number of Shares          5.  Sole Voting Power           133,220 Shares
                                                     ---------------------------
      Beneficially
      Owned by                  6.  Shared Voting Power         0
                                                        ------------------------
      Each
      Reporting                 7.  Sole Dispositive Power      133,220 Shares
                                                           ---------------------
      Person
      With                      8.  Shared Dispositive Power    0
                                                              ------------------

9.Aggregate Amount Beneficially Owned by Each Reporting Person  133,220 Shares
                                                               -----------------

10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)
                            ----------------------------------------------------

11.Percent of Class Represented by Amount in Row 9  6.36% of total outstanding shares
                                                    ----------------------------

12.Type of Reporting Person (See Instructions)  IN
                                               ---------------------------------



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-------------------                                            -----------------
CUSIP No. 033501107                    13G                     Page 3 of 6 Pages
-------------------                                            -----------------


ITEM 1(a)     NAME OF ISSUER:

Andersen Group, Inc. (the "Issuer")

ITEM 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

515 Madison Avenue
New York, New York 10022

ITEM 2(a)     NAME OF PERSON FILING:

Rachel Belash

ITEM 2(b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the reporting person is:

46 Comina Costadino
Santa Fe, New Mexico 87508

ITEM 2(c)     CITIZENSHIP:

USA

ITEM 2(d)     TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e)     CUSIP NUMBER:

033501107

ITEM 3  IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b) OR
        (c), CHECK WHETHER THE PERSON FILING IS A:



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-------------------                                            -----------------
CUSIP No. 033501107                    13G                     Page 4 of 6 Pages
-------------------                                            -----------------



a.  [ ]  Broker or dealer registered under Section 15 of the Act,

b.  [ ]  Bank as defined in Section 3(a)(6) of the Act,

c.  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,

d. [ ] Investment Company registered under Section 8 of the Investment Company Act,

e.  [ ]  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),

f. [ ] Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d - 1(b)(1)(ii)(F),

g. [ ] Parent Holding Company or Control Person, in accordance with Rule 13d - 1(b)(ii)(G); (Note: see Item 7)

h. [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.  [ ]  Group, in accordance with Rule 13d - 1(b)(1)(ii)(J).

ITEM 4 OWNERSHIP:

      (a-b) AMOUNT BENEFICIALLY OWNED AND PERCENTAGE OF CLASS: Rachel Belash may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of (i) 63,325 shares held by her individually and (ii) 69,895 shares held by her as the Executrix of the Estate of Alexis L. Belash (representing approximately 3.02% and 3.33% of the outstanding shares of the Issuer, respectively, and collectively 6.36% of the outstanding shares of the Issuer, based upon 2,093,661 shares outstanding as of January 4, 2002, as reported on the latest Quarterly Report on Form 10-Q of the Issuer). Ms. Belash disclaims any economic interest or beneficial ownership of the shares covered by this Statement held by her as Executrix of the Estate of Alexis L. Belash.

      (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                  133,220 Shares

            (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE:

                  0

            (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                  133,220 Shares

            (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION OF:

                  0

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-------------------                                            -----------------
CUSIP No. 033501107                    13G                     Page 5 of 6 Pages
-------------------                                            -----------------

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable

ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

            Not applicable

ITEM 10     CERTIFICATION:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




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CUSIP No. 033501107                    13G                     Page 6 of 6 Pages
-------------------                                            -----------------


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




April 9, 2002
-------------------------------
DATE


/s/ Rachel Phillips Belash
-------------------------------
SIGNATURE


Rachel Phillips Belash
-------------------------------
NAME/TITLE